CORRESP

Chiquita Brands International, Inc.
Chiquita Brands L.L.C.
South Caldwell Street
Charlotte, NC 28202
(980) 636-5000

December 23, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Chiquita Brands International, Inc., Chiquita Brands L.L.C. and the Additional Registrants listed on Exhibit A hereto Registration Statement on Form S-4
Dear Sir or Madam:
Chiquita Brands International, Inc., a New Jersey corporation, Chiquita Brands L.L.C., a Delaware limited liability company, and each of the guarantors set forth on Exhibit A hereto (collectively, the “Registrants”) are registering an exchange offer (the “Exchange Offer”) of 7.875% Senior Secured Notes due 2021 issued on February 5, 2013 (the “Old Notes”) for 7.875% Senior Secured Notes due 2021 (the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) in reliance on the staff of the Commission’s position set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (publicly available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993). The Registrants represent as follows:
1. The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.
2. The Registrants will make each person participating in the Exchange Offer aware through the Exchange Offer prospectus or otherwise that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the staff position set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988) or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.
3. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder and plan of distribution information required by Items 507 and 508 of Regulation S-K under the Securities Act.
4. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-

making activities or other trading activities, and who receives New Notes in exchange for Old Notes pursuant to the Exchange Offer, may be deemed a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993) in connection with any resale of New Notes.
5. The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (a) if the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; (b) if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of Old Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
6. None of the Registrants nor any affiliate of the Registrants has entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the New Notes.

[signature pages follow]

Sincerely,

CHIQUITA BRANDS INTERNATIONAL, INC.

By	/s/ Joseph B. Johnson
Name: Joseph B. Johnson
Title: Vice President and Chief Accounting Officer

CHIQUITA BRANDS L.L.C.

By	/s/ Joseph B. Johnson
Name: Joseph B. Johnson
Title: Manager

CHIQUITA FRESH NORTH AMERICA L.L.C. CB CONTAINERS, INC. FRESH EXPRESS INCORPORATED FRESH INTERNATIONAL CORP. BC SYSTEMS, INC. TRANSFRESH CORPORATION V.F. TRANSPORTATION, L.L.C. VERDELLI FARMS, INC.

By	/s/ Joseph B. Johnson
Name: Joseph B. Johnson
Title: Vice President and Treasurer

Annex A

Additional Registrants

BC Systems, Inc., a Delaware corporation
Chiquita Fresh North America L.L.C., a Delaware limited liability company
CB Containers, Inc., a Delaware corporation
Fresh International Corp., a Delaware corporation
Fresh Express Incorporated, a Delaware corporation
Transfresh Corporation, a Delaware corporation
V.F. Transportation, L.L.C., a Pennsylvania limited liability company
Verdelli Farms, Inc., a Pennsylvania corporation